

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2012

Via E-mail
Ana Botin
Chief Executive Officer
Santander UK plc
2 Triton Square
Regent's Place
London NW1 3AN, England

  Re: **Santander UK plc**
    Form 20-F for the fiscal year ended December 31, 2011
    Filed March 15, 2012
    Form 6-K furnished September 4, 2012
    File No. 001-14928

Dear Ms. Botin:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2011
Business and Financial Review, page 7
Risk Management Report, page 52
Contractual Obligations, page 53

1. We note that your table of contractual obligations appears to exclude the related interest obligations on your deposits and debt obligations. To promote transparency of your total contractual obligations, please revise these tables in future filings to include the following disclosures:

- Disclose the estimated interest payments on your long-term debt and interest-bearing deposits and any assumptions you made to derive these amounts.
- To the extent that you have excluded certain types of interest payments from the table, such as for variable rate debt, provide quantification of the amount of long-term obligations that have these types of interest rates and thus have been excluded from the table.

Risk Management Report, page 62
Responsibility for Risk Management, Oversight and Assurance, page 72

2.   According to the chart on page 72 it appears that there are some risks for which no party is responsible for risk assurance, i.e. Credit and Market Risk. Please tell us why you have not designated a party responsible for risk assurance in these areas.

Credit Risk, page 73
Credit risk parameters, page 74

3.   You disclose that the parameters estimated for global portfolios (e.g. banks) are the same throughout the Banco Santander, S.A. group, and therefore, a financial institution will have the same PD (probability of default) for a specific rating, regardless of the Banco Santander, S.A. group entity in which the exposure is booked. Please tell us the following:
- Whether you have separately determined that the historical loss rates based upon your own experience is consistent with the PD assumption that you utilize in your impairment loan loss allowance, which is based upon Banco Santander, S.A. group's PD assumption.
- How you confirmed that you were using entity-specific loss experience as contemplated by paragraph AG89 of IAS 39.
- How you considered whether your borrowers were related to certain geographic units of global banks or corporations that are either higher or lower in credit quality as compared to the numerous geographic units of such global banks or corporations that would be Banco Santander, S.A. group's customers.
- The extent of differences between loss estimates and actual losses experienced that you have observed when reviewing the methodology and assumptions used.

4.   You disclose that the LGD (loss given default) is calculated by observing the recoveries of defaulted loans, taking into account not only the income and expenses associated with the recovery process, but also the timing thereof and the indirect costs arising from the recovery process. Please revise your future filings to more clearly describe the nature of these costs, whether direct or indirect. Also, address the following:
- As it relates to unsecured loans, revise your future filings to disclose why you consider income and expenses associated with the recovery process and indirect costs in your LGD measure, as these are not related to the principal, interest or

other contractual cash flows of the loan. Refer to Section E.4.3 of the IAS 39 Implementation Guidance and paragraph 59 of IAS 39.

- As it relates to secured loans, revise your future filings to disclose why you consider indirect costs in your LGD measure. Refer to paragraph AG84 of IAS 39.

Higher risk loans – interest-only loans, page 88

5.   Please expand your disclosure here and elsewhere as appropriate regarding your interest-only and flexible loans mortgages. With respect to interest-only loans the expanded discussion should include a discussion of the lending policies that mitigate the risks inherent in this repayment structure and your typical experiences when a borrower reaches the point where the interest-only period ceases. Do you typically refinance the mortgages into non interest-only mortgages? Does your experience differ with respect to loans that are refinanced into interest only loans as a concession? With respect to flexible loans, please describe the predetermined criteria used to determine how customers may vary their payments. Additionally, please describe how these loans perform as compared to more traditional mortgage loans

6.   We note your disclosure on page 89 that in 2011 you no longer originated interest-only loans with an LTV greater than 75%. Please revise your future filings to disclose the maximum loan to value prior to this change. Also, briefly describe any other specific policies in place during each reported period that were intended to mitigate credit risk related to these loans.

Mortgages – Non-performing loans and advances, page 90

7.   We note your disclosure on page 85 that a technical change in the definition of non-performing loans caused the balance of these loans to increase. You also disclose in your Form 6-K furnished September 4, 2012 that mortgage non-performing loans increased to 1.57% as of June 30, 2012 from 1.46% at December 31, 2011 due to a change in collections policy implemented in late 2011. As you appear to have made multiple changes to the way you identify and resolve non-performing loans, please revise your disclosure in future filings to provide separate roll-forwards of non-performing loans for your retail, commercial and legacy portfolios. The roll-forwards should include transfers in or out due to payment status, changes due to differences in your policy for identifying and classifying non-performing loans, modifications, renegotiations and forbearances, returns to performing status, loan payments, charge-offs, and any other material change in your non-performing balance. Your disclosure should contain enough detail for a reader to understand the various drivers behind the changes in the level of non-performing loans.

8.   We note that 64% of your mortgage non-performing loans are interest-only loans as of December 31, 2011, and 41% of your residential mortgage portfolio as of December 31,

2011 is interest-only loans. Given that you have identified these loans as "higher risk" and that the risk of non-payment increases upon maturity, please revise your disclosure on page 41 in future filings to separately disclose interest-only mortgage loans by year of maturity.

9.   You disclose on page 85 that past maturity loans are considered non-performing loans but that the customer continues to make the monthly payments. Please revise your future filings to discuss whether these loans are considered impaired or renegotiated or restructured loans. If not, please disclose why not, considering that the overall timing of your expected cash flows has changed and the contractual interest rate on the loan may or may not be equal to the current market rate for loans of similar credit quality. Also, discuss the facts and circumstances considered when concluding that the lack of payment of the full balance of the loan was not due to the inability of the borrower to pay off the loan according to the contractual terms.

Mortgages restructured or renegotiated, page 94

10.   Please revise your future filings to disclose the factors considered when concluding whether a borrower is experiencing financial difficulty for the purpose of reporting the loan as in forbearance, restructured or renegotiated. Also, disclose whether you modify loans for borrowers that are not considered to be experiencing financial difficulty. If so, disclose the types of modifications you make, the reasons why you make them and the balance of these loans at each reporting date.

Credit risk mitigation, page 105
e) Real estate, page 106

11.   We note your disclosure in Form 6-K furnished September 4, 2012 that non-performing loans increased, in part, as a result of further stress on legacy commercial real estate exposures written pre-2009. You also transferred certain non-core portfolios to the Corporate Center, including Commercial Mortgage loans, where you believe it is more appropriate for the management of these assets. Given the distinction of different risk characteristics based on vintage in your disclosure, please revise your future filings to separately present the following for pre-2009 vintages as well as 2009 and subsequent vintages:
    • The amount of commercial real estate loans outstanding for each group of vintages;
    • The NPL ratio for commercial real estate loans for each group of vintages; and
    • The weighted average LTV for commercial loans for each group of vintages.

Corporate Loans, page 109

12.   We note your disclosure of corporate refinancings, renegotiations, and debt-for-equity swaps. Please revise your disclosure in future filings to address the following:

- Clarify whether your quantitative tabular disclosure represents restructured loans during the years presented or whether such amounts represent cumulative restructured loans held as of the period end. In either case, please disclose the amount during the period as well as the cumulative amount, similar to your disclosure for retail loans on pages 94 and 95; and
- Disclose the success and/or default rates of each restructuring program by loan type, similar to your disclosure for retail loans on page 95.

13. In this regard, we note your disclosure on page 300 that indicates renegotiation will lead to a new agreement, which is treated as a new loan in certain situations. Please address the following:

- Revise your future filings to quantify the amount of new Retail and Corporate loans that you have granted during the periods presented in situations that you reference in this disclosure.
- Tell us the circumstances under which you granted those loans, and specifically, address the factors that led you to conclude such agreements were new loans.
- Revise your future filings to disclose how these loans are considered for the purposes of determining the appropriate level of allowance for loan losses. For example, discuss if these loans are collectively assessed and if so, whether they are segregated into separate pools. If you do not segregate these loans into separate pools, discuss why not, considering that the borrowers have experienced observable credit deterioration compared to a loan that has not been renegotiated.

Funding and Liquidity Risk, page 123
Liquid assets, page 126

14. We note your tabular disclosure of liquid assets. Please revise your future filings to address the following:

- Clarify the types of financial instruments that you have included as other liquid assets within your quantified disclosure, both at December 31, 2011 and at June 30, 2012.
- Disclose the maturity and location/jurisdiction of each financial instrument that you consider to be a liquid asset.
- To the extent that there are significant fluctuations in the balance of liquid assets intra-period, disclose the weighted average amounts in addition to the period-end balances. If not, disclose that fact.

Strategic Funding Management, page 126

15. You disclose that collateral calls on derivative positions can pose a significant liquidity risk. Please revise your future filings to quantify the impact of a ratings downgrade on your business. For example, disclose the amount of additional collateral required upon a one or two notch credit ratings downgrade, etc.

Financial Statements, page 158
Primary Financial Statements, page 160
Consolidated Income Statement, page 160

16.   Your measure of "Total operating income" includes certain operating expenses and losses
such as fee and commission expense and trading losses, but it excludes various other
operating expenses, provisions, and charges. Please revise your consolidated income
statement in future filings to remove this measure of operating income that excludes
charges that appear to be clearly related to your operations. Refer to paragraphs 85, 86
and BC56 of IAS 1.

Notes to the Financial Statements, page 167
1. Accounting Policies, page 167
Impairment of Financial Assets, page 177
Collective assessment, page 178

17.   You disclose that in making a collective assessment for impairment, the loss is
discounted at the effective interest rate, and the unwind of the discount over time is
reported through interest receivable within the income statement, with the impairment
loss allowances on the balance sheet increasing. You also disclose that future fees and
interest included in the gross loss per case are removed and the balance discounted so as
to calculate the present value of the loss per case. Please address the following related to
these disclosures:
   • Tell us why the loss is discounted at the effective interest rate rather than
     discounting the estimated future cash flows of the loan. Refer to paragraph 63 of
     IAS 39.
   • Please provide a representative example of a collectively assessed loan for which
     the unwind of the loss discount over time is reported as interest in the income
     statement with the impairment loss allowance increasing in the balance sheet.
     Also, tell us whether this results in recognition of interest income and impairment
     losses on the same loan within the same period and whether you adjust the
     carrying amount of the loan to reflect actual and revised estimated cash flow
     receipts. Refer to paragraph AG8 of IAS 39.
   • Tell us why you remove interest from the gross loss per case in order to calculate
     the present value of the loss per case instead of including all estimated future cash
     flows, including principal and interest, in your present value calculation. Refer to
     paragraph 63 of IAS 39. In this regard, we note that you realize the gross loss in
     cash several months after the customer first defaults, during which time interest
     and fees continue to accrue. Therefore, it is unclear how your loss model
     incorporates losses related to accrued but uncollected interest, and it is unclear
     how this disclosure relates to that on page 171where you state that the element of
     interest not anticipated to be recovered is provided for.

Write-off, page 179

18.   You disclose that for secured loans, a write-off is only made when all collection
       procedures have been exhausted, including the security has been sold and/or any
       mortgage indemnity guarantee or other insurance claims have been made.   For unsecured
       loans, you disclose that a write-off is only made when all internal avenues of collecting
       the debt have been exhausted and the debt is passed over to external collection agencies.
       Please revise your disclosure in future filings, here and on page 181, to state whether you
       have a threshold based on past due status beyond which all loans are written-off, and state
       whether this varies by loan class.

Equity index-linked deposits, page 183

19.   We note that you issue deposit contracts involving the receipt of cash on which customers
       receive an index-linked return. In future filings, please revise your disclosure in the
       Business and Financial Review section to discuss the financial results of these products,
       including the impact on results of operations and liquidity. Please address the following:
       • Explain the differences between the new capital guaranteed products, which are
         treated as deposits with any associated embedded derivatives bifurcated as
         compared to the remaining equity index-linked deposit products. Quantify the
         amount of each product type.
       • Disclose the guaranteed principal amount and the guaranteed return amount by
         product for each period presented, and explain any differences between the
         guaranteed amounts and the fair value amounts recorded on the balance sheet.
       • Disclose the gains and losses on these contracts for each period presented.
       • Discuss the management process for these products, including how you manage
         certain assets in order to match or cover the guaranteed liabilities related to these
         contracts. Also, discuss the success of any such management and/or asset-
         liability matching procedures during the periods presented.

27. Deferred Tax, page 220

20.   You disclose here that a reasonably possible change in any of the key assumptions
       underlying the estimated future taxable profits in the Group's 3 Year plan would not
       cause a reduction in the deferred tax assets recognized. We note your disclosure
       regarding the use of a switch to a 5 year plan in connection with the testing of your
       goodwill for impairment on page 217, which is consistent with the period for which
       management is required to prepare detailed plans for UK regulatory purposes. Please
       revise your future filings to disclose why you do not also use this 5 year plan for the
       purposes of determining whether a change in the amount of deferred tax assets would be
       recognized. Tell us whether your conclusion regarding a reduction in the deferred tax
       assets recognized would change if you did utilize the 5 year plan and if so, tell us by how
       much.

32. Financial Liabilities Designated at Fair Value, page 222

21.   You disclose that for your own debt securities in issue, you apply your methodology to
        determine the Group's credit spread consistently across all securities where it is believed
        that counterparties would consider the Group's creditworthiness when pricing trades.
        Please tell us whether you have any securities for which you do not incorporate
        consideration of your own credit spread and if so, quantify the amount and discuss the
        reasons why you do not believe a market participant would consider it when pricing
        trades.

47. Financial Instruments, page 252
b) Fair values of financial instruments carried at amortized cost, page 255
Fair value management, page 256
(i) Assets, page 256
Loan and receivable securities, page 256

22.   Please revise your future filings to provide a description of the valuation method used by
        the independent expert to determine the fair value of your loan and receivable securities.
        Refer to paragraph 27 of IFRS 7.

50. Consolidating Financial Information, page 272

23.   Please revise your disclosure in future filings to clarify the operations of your other
        subsidiaries that are presented on a combined basis within "Other" in your consolidating
        financial statements.

Risk Factors, page 278
Any reduction in the credit rating assigned to the Group…, page 282

24.   In future filings please quantify in this risk factor the additional collateral requirements
        that would be triggered by a one and two notch downgrade in your credit ratings under
        your derivative contracts and other borrowings.

Form 6-K furnished September 4, 2012
Country Risk Exposure

25.   Please revise your disclosure in future filings to clarify how you define and identify
        indirect exposure to risks in the peripheral countries of the Eurozone, and describe the
        indirect risk exposures that you have identified. Also, address how you are monitoring
        and/or mitigating the effects of such indirect exposure as it relates to your overall risk
        management process. Note that we believe indirect exposure could include the
        following:
        • Exposure to other entities that are highly concentrated in the affected areas and to
          affected counterparties; and,

- A slowdown in global economic activity including wider economic contraction in the corporate sector.

Balances with other Santander companies

26.   We note that total liabilities to other Santander group companies increased from £9.9 billion as of December 31, 2011 to £14.4 billion as of June 30, 2012. You disclose that these balances represent holdings of debt securities by the wider Santander group as a result of market purchases and for liability management purposes, and that although you do not rely on other members of the Santander group for funding, at the time that central bank facilities were available, funding was obtained from your parent and other members of the Santander group through debt issuance facilities. Please revise your disclosure in future filings to address the following:
    - Disclose the specific reasons why your related party borrowings are increasing particularly in light of your policy of independent funding. For example, disclose if the funding obtained at the time central bank facilities were available were lower cost than the alternative, or if there were other reasons to obtain funding from related parties instead of in the marketplace.
    - Disclose whether, and if so how, you would be able to replace this intercompany funding with third party funding, including how quickly you would be able to do so and at what terms.

Redenomination risk

27.   Please revise your future filings to identify the countries that you consider to be most at risk of redenomination risk, and revise your tabular disclosure of contracts denominated in Euros to separately show the amounts by country. Please also discuss any specific steps you are taking to mitigate this risk, if any

Other UK Government schemes

28.   We note your disclosure that you welcome the announcements made at the Mansion House in June 2012 aimed at increasing the supply of credit to the UK economy through the Extended Collateral Term Repo facility ('ECTR') and Funding for Lending. We also note your disclosure, within Risk Factors that, as of yet, it is not clear how banks might participate in these schemes and their effect on the market. Please tell us more about your participation in the Funding for Lending scheme and any similar schemes under the UK government by addressing the items noted below:
    - Clearly quantify the amount of your debt that is guaranteed under these schemes.
    - Tell us and revise your future filings to more clearly identify how you account for any obligations you incur in return for your participation under these schemes.
    - As part of your analysis, specifically address whether, by participating in the Funding for Lending guarantee, you incur a commitment to reduce the rate of

> future loans to eligible customers. Specifically identify the nature and amount of the commitment, and explain how you account for this commitment.
>
> - Specifically address the respective timing of the issuance of your debt under the Funding for Lending program versus the origination of customer loans that qualify under the program and how any disparity is considered accounted for. For example, if you issue debt under the program, thus incurring an obligation, explain how that obligation is accounted for if it is not fulfilled until months later, when you originate customer loans that qualify under the program.
>
> - Tell us the IFRS guidance you considered in evaluating all aspects of these transactions in the context of the overall arrangement, as well as the guidance you ultimately relied on for your accounting. As part of your response, tell us how you considered the guidance of IAS 39 and IAS 20, specifically addressing but not limited to paragraph 10A of IAS 20.

Effect on the Core Tier 1 capital ratio of Basel III

29.   As the capital ratios under Basel III are not yet implemented, please revise future filings to reconcile your reported ratio under the transitional and full Basel III currently drafted rules to the ratio currently required by your regulator.

Mortgages – Non-performing loans and advances

30.   You disclose that after considering the impact of the change in collections policy, the underlying performance remained broadly stable, and you go on to state that impairment loss allowances increased due to the increase in non-performing loans. If true, please tell us how and why the change in your collections policy resulted in an increase in your impairment loss allowances. Furthermore, tell us whether the historical performance of certain loans led to your policy change and if so, explain when and how such historical performance was incorporated into your allowance for the periods presented.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon at (202) 551-3374 or Rebekah Lindsey at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director